ChampionX Corporation
2445 Technology Forest Boulevard
Building 4, 12th Floor
The Woodlands, Texas 77381

October 28, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Notice is hereby provided that ChampionX Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, which was filed with the U.S. Securities and Exchange Commission on October 28, 2021, contains information required to be disclosed by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934.

Sincerely,

ChampionX Corporation

/s/ Julia Wright
Julia Wright
Senior Vice President, General Counsel and Secretary